                                                                    EXHIBIT 99.3

                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350,
           AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         I, Bjorn Ove Skjeie, as President and Chief Executive Officer of Nera ASA (the "Company"), certify, pursuant to 18 U.S.C.ss. 1350, as adopted by
Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

         (1) the accompanying Form 20-F report for the period ending December 31, 2002 as filed with the U.S. Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 26, 2003

                                           /s/ BJORN OVE SKJEIE
                                           --------------------------
                                           Bjorn Ove Skjeie
                                           President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the U.S. Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany this Report pursuant to 18 U.S.C. ss. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

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